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                                                            EXHIBIT (a)(7)(ii)

                       [LOGO OF SECURITAS APPEARS HERE]


                        Press Release from Securitas AB
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                                                               September 2, 2000

Cash tender offer for Burns completed

Securitas AB has today completed the cash tender offer for Burns International Services Corporation

Securitas AB's wholly owned subsidiary, Securitas Acquisition Corporation, has accepted for payment approximately 20,139,508 shares of common stock of Burns International Services Corporation (NYSE: BOR), representing approximately 97 percent of the outstanding shares of Burns (including approximately 327,744 shares tendered by means of guaranteed delivery), at USD 21.50 per share in cash in accordance with its tender offer for all outstanding shares of Burns. Approximately 621,076 shares of Burns were not tendered and remain outstanding. The tender offer expired, as scheduled, at 12:00 midnight, New York City time, on Friday, September 1, 2000.

Securitas AB intends to promptly merge Securitas Acquisition Corporation with and into Burns in accordance with Delaware's short form merger provisions. As a result of the merger, Burns will be an indirect, wholly owned subsidiary of Securitas AB and each remaining outstanding share of Burns will be converted, subject to appraisal rights, into the right to receive USD 21.50 in cash, without interest.

The acquisition

The total consideration of the acquisition is SEK 4.1 billion (USD 457 million). The acquisition will give rise to goodwill of MSEK 4,338 (MUSD 482) which will be amortized over 20 years. Burns will be included in the Securitas Group as from October 1, 2000.

Burns
Burns was founded in 1909 and is the second largest guarding company in the USA. The company has 320 offices and 58,000 employees in the USA, Canada, England, Ireland and Colombia. The company has about 14,000 customers. Burns is active in permanent and mobile guarding services, alarm monitoring and security consulting and investigation.

The new Securitas

As a result of the acquisition, Securitas will strengthen its position as the world's leading security company with operations in more than 30 countries and about 210,000 employees. The Group's sales will be about SEK 48 billion, the equivalent of about USD 5.3 billion, of which SEK 25 billion (USD 2.8 billion) are attributable to the USA.

Interim Report
The third quarter report of Securitas AB will be published on November 2, 2000.




Further information can be obtained from Hakan Winberg, Executive Vice President and Chief Financial Officer, telephone 07990 562 582 or Camilla Weiner, Manager Investor Relations, telephone +46 70 589 7799.